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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
LYNCH INTERACTIVE CORPORATION

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
551137102
(CUSIP Number)
November 29, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    551137102

1	NAME OF REPORTING PERSON
Cascade Investment, L.L.C.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Washington

	NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		-0-
PERSON WITH
		6	SHARED VOTING POWER
-0-

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0

12	TYPE OF REPORTING PERSON
CO

CUSIP No.    551137102

1	NAME OF REPORTING PERSON
William H. Gates III
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED
	BY EACH REPORTING		-0-
PERSON WITH
		6	SHARED VOTING POWER
-0-

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0

12	TYPE OF REPORTING PERSON
IN

Item 1.	(a)	Name of Issuer: Lynch Interactive Corporation (the "Issuer")
	(b)	Address of Issuer's Principal Executive Offices: 401 Theodore Fremd Avenue, Rye, NY 10580.
Item 2.	(a)	Name of Persons Filing: (1) Cascade Investment, L.L.C. ("Cascade")
(2) William H. Gates III
	(b)	Address of Principal Business Office: (1) 2365 Carillon Point, Kirkland, Washington 98033
(2) One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship: (1) Cascade is a limited liability company organized under the laws of the State of Washington
(2) William H. Gates III is a citizen of the United States of America
	(d)	Title of Class of Securities: Common Stock, par value $.001 per share ("Common Stock")
	(e)	CUSIP Number: 551137102
Item 3.	Not Applicable
Item 4.	Ownership.
	(a)	Amount beneficially owned: -0-.
	(b)	Percent of class: 0.
(c)
Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote    -0-
(ii)    Shared power to vote or to direct the vote    -0-
(iii)    Sole power to dispose or to direct the disposition of    -0-
(iv) Shared power to dispose or to direct the disposition of -0-
Item 5.	Ownership of Five Percent or Less of a Class: ☒
Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable
Item 9.	Notice of Dissolution of a Group: Not Applicable

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2002 Date
CASCADE INVESTMENT, L.L.C.
By	/s/ MICHAEL LARSON Name: Michael Larson Title: Manager
WILLIAM H. GATES III
By	/s/ MICHAEL LARSON Name: Michael Larson* Title: Attorney-in-fact

JOINT FILING AGREEMENT

        We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

DATED: December 18, 2002
CASCADE INVESTMENT, L.L.C.
	By	/s/ MICHAEL LARSON Name: Michael Larson Title: Manager
WILLIAM H. GATES III
	By	/s/ MICHAEL LARSON Name: Michael Larson* Title: Attorney-in-fact
*
Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

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SIGNATURE